MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
February 13, 2006

The following discussion and analysis of operating results and financial position is supplementary to, and should be read in conjunction with the unaudited financial statements for the three months ended December 31, 2005 and the audited financial statements of the Company for the year ended September 30, 2005. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada. All monetary amounts, unless otherwise indicated, are expressed in Canadian dollars.

The discussion and analysis and other sections of this report contain forward-looking statements. These forward-looking statements, by their nature, necessarily involve risks and uncertainties that could cause results to differ materially from those contemplated by these forward-looking statements. The Company considers the assumptions on which these forward-looking statements are based to be reasonable at the time the statements were prepared, but cautions the reader that they could cause actual results to differ materially from those anticipated.

The Company

Eiger Technology, Inc. (“Eiger” or “the Company”) is a management company with two main subsidiaries; Newlook Industries Corp. (“Newlook”) and K-Tronik International Corp. (“K-Tronik”). Eiger is a public company listed as symbol “AXA” on the Toronto Stock Exchange and as “ETIFF” on the Nasdaq OTCBB. Eiger’s head office is located in Toronto Ontario and has five staff.

Newlook Industries Corp.

Newlook has a 100% ownership stake in Onlinetel Corp., a next-generation telecommunications software and services company, which harnesses the power of proprietary soft-switch technology to deliver state of the art Voice over Internet Protocol (VoIP) communication services to individuals, businesses and carriers. Utilizing soft switch technology, Onlinetel converts analog voice conversations to digital I.P. packets and routes voice calls, phone-to-phone, over the Internet from any wireless or landline connection. The integration of voice and data networks eliminates the need for traditional telecom services and provides a substantial increase in communication cost efficiencies.

By leveraging its technology platform and scalable network infrastructure, Onlinetel has taken advantage of disruptive pricing and delivers multiple communication offerings to its customers. Onlinetel offers telephony services for international calling, long distance calling subscriptions plans and Internet access. Through its Intelliswitch application, Onlinetel has pioneered and developed a new media for advertisers, enabling individuals and businesses to benefit from free long distance while sponsors benefit from one-to-one advertisements to callers. Through the use of the proprietary software, sponsors are able to focus on a targeted consumer base.

Onlinetel delivers toll-quality communications at the lowest long distance rates possible. With reduced investment cost burdens, Onlinetel’s soft-switch technology reliably scales to service millions of callers. Onlinetel’s continued expansion of its own national network along with seamless and virtual connections worldwide with leading carriers extends Onlinetel’s reach to the global community.

Onlinetel’s foundation blocks are a national and scalable VoIP network infrastructure, toll-quality service and best long distance rates possible. Upon these foundation blocks, Onlinetel provides multiple innovative products and services, producing four main revenue streams. These revenue streams include:

1.	Call Zone/Call World – Free, sponsor-subsidized, ad-based provincial calling with no-ad international calling.

2.	Subscription Plans – Traditional long distance plans for the residential and small office/home office market.

3.	Advertising - New media services for sponsors on the Call Zone free calling network.

4.	10-10-580 - Dial-around services for pay-per-call domestic and international calling.

5.	Internet Services – Dial-up Internet plans for the residential and small office/home office market.

Onlinetel began in 1994 as Stratford Telecom, providing flat-rate phone service between Stratford and Kitchener-Waterloo, Ontario. In 1997, Eyesurf was founded, offering Internet service for the Kitchener-Waterloo region. Onlinetel was incorporated in 2000. In August 2001, Eiger acquired Onlinetel, Stratford Telecom and Eyesurf. In April 2002, Onlinetel launched the first VoIP-based pay-per call, dial-around service in Ontario and in the next month established a national VoIP network from Victoria, BC to Halifax, NS. In March 2004, Eiger took Onlinetel public through Newlook.

On March 18, 2004, Newlook acquired 100% of the shares of Onlinetel Corp. (“Onlinetel”). Based in Ontario, Onlinetel provides the VoIP network that powers Call Zone/Call World and other services. Immediately prior to the transaction, Eiger owned 100% of the shares of Onlinetel, and over 80% of the shares of Newlook. Accordingly, the transaction was recorded as a reorganization using the pooling-of-interest method, rather than as a business combination using the purchase method. As part of the transaction, Eiger settled $1,200,000 of debt owing from Onlinetel to Eiger.

Net assets acquired on the transaction date were as follows:

$
Current Assets	840,201
Capital Assets	1,372,461
Goodwill and Other Long-term Assets	343,672
Future Income Tax Benefit	117,000
Inter-company Balance	50,000
Current Liabilities	(1,329,701)
Long-term Debt	(3,496,042)
2,102,509

Consideration Paid:
12,727,273 shares issued to Eiger to acquire shares of Onlinetel	$100
7,272,727 shares issued to Eiger in settlement of debt	$1,200,000

Onlinetel's operations have been serving the Canadian market for over 14 years. Newlook currently has approximately 15 staff and is listed on the TSX Venture Exchange under the symbol "NLI". Eiger is the controlling shareholder of Newlook with approximately 90% of the common shares.

K-Tronik International Corp.

During fiscal Q1/05, K-Tronik’s subsidiary, K-Tronik N.A. Inc. (“KTNA”) operated as a provider of energy-efficient electronic ballasts that are used in fluorescent lighting fixtures. KTNA supplied ballasts worldwide to original light fixture equipment manufacturers, distributors and contractors. KTNA was based in Hackensack, New Jersey.

On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in KTNA and the fixed assets of its subsidiary, K-Troniks Asia Ltd. (“KTA”). The terms of the Agreement called for KTA to use the purchase proceeds to retire the debts of KTA to the purchaser. K-Tronik is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts. K-Tronik commenced trading as symbol "KTRK" on the Nasdaq OTCBB on January 21, 2004 and is currently seek an acquisition or business opportunity.

Results of Operations

For the quarter ended December 31, 2005, Eiger’s net loss of $172,000 ($0.00 per share) improved from the $673,000 net loss from continuing operations before non-recurring items ($0.02 per share) and the reported net loss of $3.0 million ($0.08 per share) in the prior year. Revenues for the period were $1.0 million, compared to $1.5 million in the preceding year.

Eiger’s consolidated operating expenses of $527,000 (including 93,000 of non-cash items) for the quarter decreased 42% from $907,000 (including 73,000 of non-cash items) in fiscal Q1/05. The largest component of operating expenses is selling, general and administrative expenses (“SG&A”), which consists primarily of salaries and benefits, and the operating costs associated with sales. Consolidated SG&A of $384,000 for fiscal Q1/06 decreased 45% from $701,000 in the previous year.

On December 15, 2004, K-Tronik entered into an agreement to sell all of its interest in KTNA and the fixed assets of its subsidiary, KTA. As such, K-Tronik is no longer engaged in the business of manufacturing, distributing or selling electronic ballasts and therefore, K-Tronik results for the comparable period are presented as discontinued operations on the financial statements.

Newlook’s total revenues for fiscal Q1/06 were $1.0 million versus $1.5 million in the previous year. Net loss for the quarter was $47,000 ($0.00 per share), compared to $559,000 ($0.02 per share) in the prior year. Cash flow (net income plus amortization) was positive $41,000 in Q1/06 versus negative $453,000 in Q1/05.

In the quarter, Newlook’s gross margin increased to $307,000 (30% margin) from $147,000 (10% margin) in the prior year period, despite a 32% decline in revenues year-over-year. The mix in revenues changed substantially over the year as Newlook focused on Call Zone, a sponsor-subsidized, ad-based provincial calling service launched in October 2003 as well as the Call World international calling service launched in March 2004 that is made available to all Call Zone subscribers. Call World currently offers special rates such as to Canada and the U.S. for 2.9 cents per minute among other specially-priced destinations.

The improvement in Newlook’s gross margin in the year was due mainly to a change in the composition of sales and lower network costs. A significant portion of revenues in fiscal Q1/06 came as a result of the corporate focus on Call Zone, which was well established relative to the prior “launch” year. In fiscal 2004, Newlook launched its own proprietary ad-based calling network. As such, the focus over fiscal 2004 had been to build up a proprietary subscriber base at the expense of generating a large proportion of revenues from advertising. To attract sponsors to advertise on the Call Zone network, a large enough pool of advertising capacity has to be created to be able to offer the exposure certain sponsors require to meet their basic advertising demands. It is anticipated that the initiatives developed in fiscal 2004 and 2005 to build, develop and expand the proprietary ad-based network will provide Newlook significant opportunities to sell sponsor time on the network in fiscal 2006 and in the future. As advertising becomes a more significant component of overall revenues in the future, it is anticipated that gross margins will increase accordingly.

Newlook’s SG&A expenses decreased in fiscal Q1/06 by 61% to $217,000 from $556,000 in the prior year due mainly to a strategy to reduce costs such as advertising, promotion, human resources and those related to the development and deployment of the expanded VoIP system. Over fiscal 2005, the size of Onlinetel’s management had been scaled back and all call centre functions became in-house after having been expanded and outsourced to accommodate for enhanced hours of operation and French-speaking capabilities in the previous year. Additionally, Onlinetel was located in Toronto for the entire year, having been in Kitchener for most of fiscal 2004.

Newlook’s financial expenses increased modestly to $49,000 during the quarter from $44,000 in the prior year due mainly to the $18,000 of recognized interest relating to the other payable due on May 31, 2006 (see Note 3 of Newlook’s unaudited Q1/06 financial statements) that is not included in the comparable prior year figure. Additionally, interest charges paid as part of the equipment lease obligations Newlook made in order to expand its VoIP network and establish Call Zone in Ontario, Quebec and Alberta during fiscal 2004 were lower in the quarter relative to the prior year. The lease terms originally established were aggressive in that they were to be paid over a 24-month period. As these terms expire from May 31, 2005 to March 31, 2006, associated financial expenses will likely continue to decline and the resultant cash flow is anticipated to increase.

For fiscal Q1/06, Newlook’s EBITDA (earnings before interest, taxes, depreciation and amortization) of positive $90,000 improved significantly from negative $447,000 in the prior year. Cash EPS was $0.00 for the quarter versus negative $0.02 in the previous year.

Liquidity and Capital Reserves

Eiger believes it has sufficient capital to support expected operating levels at its current subsidiaries. Consolidated cash and marketable securities at December 31, 2005 was $46,000 compared to $33,000 at December 31, 2004. The Company’s consolidated accounts receivable decreased to $321,000 from $586,000 and consolidated accounts payable, accrued liabilities and other payable decreased to $1.6 million from $2.0 million over the quarter ended December 31, 2005. Total consolidated debt (capital lease obligations) at quarter end was $26,000 compared to $82,000 at September 30, 2005.

At December 31, 2005, Newlook’s cash position of $29,000 had not changed materially from $56,000 one year earlier. Accounts receivable of $315,000 dropped from $609,000 over the year as a lower emphasis was put on the dial-around business, which relies on a third party for billing and collection services. To a lesser extent, the wholesale business was more prevalent in the comparable period, and is more collection-intensive than the other revenue streams.

Newlook’s accounts payable and accrued charges of $357,000 and other payable of $941,000 at December 31, 2005 were collectively lower than the $1.7 million at the beginning of the period as positive cash flow was applied to pay down supplier accounts. Newlook’s other payable exists pursuant to a forbearance agreement signed on September 30, 2005 with a telecommunications company. Newlook is obligated to pay a principal amount of $898,907 with interest calculated at an annual rate of 8% per annum from and after May 31, 2005. The amount is due on May 31, 2006.

Newlook’s long-term debt including current portion decreased to $26,000 at December 31, 2005 from $326,000 at the previous year as a result of the equipment leases being paid down and expiring. Deferred revenue of $778,000 at quarter-end was significantly higher than $235,000 at December 31, 2004 due to a higher weighted-average annual subscription base and fee for the Call Zone calling plan. As the subscription is for a one-year term of service, the fee is amortized on a monthly basis over the one-year period and the revenue is deferred until earned.

Newlook’s negative working capital of $1.6 million at December 31, 2005 increased $209,000 over the quarter primarily due to the increase in deferred revenue as a result of the strong annual Call Zone subscription renewal program. However, working capital improved $272,000 over December 31, 2004 as a result of accounts payable and lease obligations having been reduced significantly over the year.

On February 8, 2006, Newlook completed a non-brokered private placement of units in its securities at a price of $0.75 per unit. Each unit is comprised of one share and one-half share purchase warrant. The warrants, each of which is convertible to one common share upon exercise, are exercisable for a period of one year at an exercise price of $1.00 per warrant. The private placement had a maximum subscription of 500,000 Units. The private placement was fully subscribed and Newlook received proceeds of $375,000. If the warrants are exercised, Newlook will receive an additional $250,000.

Additionally, concurrent with the closing of the Onlinetel acquisition in March 2004, Newlook closed a private placement of 1,000,000 units of its securities at a price of $1.00 per unit. Each unit was comprised of one share and one warrant. Each warrant is convertible to one common share for a period until March 18, 2006 at an exercise price of $0.50 per share. Newlook has the right to request the exercise of the warrants if its common shares equal or exceed $2.00 for 10 or more consecutive trading days. The private placement was fully subscribed, for which Newlook received proceeds of $1,000,000. If all warrants are exercised, Newlook will receive an additional $500,000.

Eiger does not hedge its foreign currency as it deals almost exclusively in the domestic currency. The Company does not hedge its interest rate exposure as a result of an evaluation of the costs of such hedging.

Financial Risk and Foreign Exchange

Earnings and cash flow are subject to volatility stemming mainly from movements in the U.S./Canadian dollar exchange rate and interest rates. The Company does not hedge its foreign currency or interest rate exposure. This is a result of an evaluation of the materiality of the risks versus the costs of hedging.

Future Outlook

Eiger’s current focus is to continue to develop Newlook as a growing, public company. On January 9, 2006, Newlook announced a restructuring of its operations by terminating its plans to develop a Mobile Virtual Network Enabler operation after closer scrutiny in its due diligence process and due to the extensive capital requirements required to implement it. Instead, Newlook announced it would acquire GameCorp Inc. under same terms as previously announced by Eiger in a press release dated December 2, 2005. GameCorp’s objective is to become a leading owner, investor and operator of gaming facilities in North America, through acquisition and development. GameCorp was incorporated in Canada in 2004 with a specific purpose of seeking casino investments. The acquisition is subject to due diligence on the part of Newlook and also to approval from the TSX Venture Exchange and other pertinent regulatory bodies.

Regardless, the objective of Newlook at present is to continue to supplement, and where possible build on, the current Onlinetel business. The technical strength of Voice-over-Internet Protocol ("VoIP") technology, its cost effectiveness, and Onlinetel's proprietary applications and international network are an excellent platform from which to develop and grow its unique Call Zone subscription plan. Furthermore, Onlinetel plans to use its advertising platform to market Newlook’s casino properties.

Focus on Call Zone/Call World

Similar to other communication mediums such as television, radio, the Internet, etc., management believes that the future of calling is advertising-based. By allowing sponsors to pay for their calls, Canadians now have available the best value proposition for their calling needs. This is the underlying concept behind the Call Zone/Call World service – to offer Canadians an alternative to traditional telecom calling plans by providing the best calling rates, while maintaining toll-quality service.

Since its launch on November 1, 2003, Call Zone’s growing customer base attests to the fact that Canadians feel it is the best value available. In keeping with a goal to build loyalty and provide the best value to our subscription base, Call World was offered on March 1, 2004 as an exclusive feature to Call Zone members. Call World calling allows subscribers to toll-quality calling outside of a provincial Call Zone to the rest of the world at greatly reduced prices without hearing an advertisement. The plan was structured to best address the top four calling destinations for Canadians:

i)	within the province (free)
ii)	within Canada and the United States (2.9¢ per minute)
iii)	to Great Britain (4.9¢ per minute)
iv)	to Western Europe (4.9¢ per minute).

In contrast, 10-10 "dial-around" services have a third-party origination fee built-in - Call World bypasses this cost by routing over its proprietary VoIP platform, allowing savings to pass through to customers. Since its launch, the dramatic increase of Call Zone subscribers has boosted the usage of Call World, which has experienced an average month-over-month growth rate of 15%. Today, Call Zone/Call World subscribers make over 30 million calls totaling over 310 million minutes per year. Along with Onlinetel's 10-10-580 dial-around service, Onlinetel's services have become a strong value proposition for Canadians.

By migrating satisfied 10-10-580 users to become Call Zone/Call World subscribers, Onlinetel is able to distance itself from the grip that local carriers, such as Bell Canada, have on dial-around companies. The ability for local carriers to charge fees that dial-around providers must pass-through to their users stresses their dominance in the 10-10 market and puts providers somewhat at their mercy. By focusing on growing its Call Zone/Call World subscriber base instead, Onlinetel is able to build loyalty with Canadians who entrust Newlook to provide them with the best quality at the best available price. This loyalty is not established with pay-per-use dial-around providers with their users since they lack a registered subscription base.

Reflecting back on recent telecom history, 10-10 “dial-around” (Onlinetel’s 10-10-580 offering was one of the first to market in Ontario) has gained broad consumer acceptance in the last few years. 10-10 plans provide an appealing method to keep one’s existing carrier (e.g. Bell Canada, etc.) and obtain lower rates for calls by dialing a different carrier code to access that other carrier’s rates. The 10-10 code routes the call over the dial around carrier’s network, instead of the regular long distance carrier. Taking into consideration the existing carrier’s origination fee, low barriers to entry and increased competitive pricing pressure, the 10-10 business has become a function of intensified spending of marketing dollars to win market share at the expense of increasingly thinner margins.

Through Call World, Onlinetel has developed a methodology to eliminate third-party origination fees over its VoIP-based platform to produce a healthy operating margin, notwithstanding any advertising being sold in the Call Zone network. Furthermore, by offering the best value to customers, Newlook has seen growth in business primarily from word-of-mouth referrals, rather than having to outspend higher-priced competitors. Call World allows Onlinetel to be the price leader in Canada as 10-10 competitors are bound to reduce prices only to a certain point after third-party origination fees, high marketing costs and network limitations factor in. Additionally, with Call World’s new single access number, Onlinetel has created an alternative for consumers that are familiar with 10-10 dialing. These factors have inclined Onlinetel to shift its focus away from 10-10-580 in favour of Call World.

Potential for Advertising

Having only scratched the surface, Onlinetel's growing customer base represents only a fraction of the Canadian marketplace, and provides Onlinetel a unique opportunity to channel future products into and leverage its advertising platform. The fact that advertising has very few associated direct costs, its high margin contribution significantly drives profitability within Onlinetel’s business model. The critical mass of a loyal customer base is essential to establishing an equitable relationship with a non-regional, large-scale advertiser. To crystallize the potential value inherent in its advertising model, Onlinetel’s goal has been to aggressively expand its VoIP-based network to cover the majority of the Canadian population. Even though the network expansion embarked in late 2003 resulted in significant costs incurred for fiscal 2004 and 2005, Newlook has developed a greater potential to negotiate significant sponsorship programs with large-scale advertisers.

Through its focus on growing Call Zone/Call World’s subscription base and selling the associated system advertising, Onlinetel projects the proportion of revenues in the future will tip away from pay-per-use (10-10-580) revenues in favour of subscription-related revenues (Call Zone, Call World, advertising).

Acquisitions

Part of management’s initiative to increase shareholder value includes evaluating merger and acquisition opportunities that would create operational synergies and increase the Call Zone/Call World subscriber base. Since Newlook acquired Onlinetel in March 2004, a great deal of time has been spent on a few targeted potential acquisitions. However, as the evaluation of certain strategic opportunities in the telecommunications sector are ongoing, management believes that the recent change in strategy by introducing gaming operations will result in a stronger impact on shareholder value in a shorter period of time.